                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (FINAL AMENDMENT)


                              ---------------------


                         GREAT GUARANTY BANCSHARES, INC.
                                (Name of Issuer)

                              ---------------------


                         GREAT GUARANTY BANCSHARES, INC.
                                  NEW GGB, INC
                                     -AND-
                        GUARANTY BANK AND TRUST COMPANY
                      (Name of Person(s) Filing Statement)

                              ---------------------


                          COMMON STOCK, $7.50 PAR VALUE
                         (Title of Class of Securities)

                              ---------------------

                                      None
                      (Cusip Number of Class of Securities)

                              ---------------------



J. Wade O'Neal, III                       Copy to:  J. Michael Robinson, Jr.
Great Guaranty Bancshares, Inc.                     Kantrow, Spaht, Weaver & Blitzer
175 New Roads Street                                (A Professional Law Corporation)
New Roads, Louisiana 70760                          P. O. Box 2997
Phone:  (225) 638-8621                              Baton Rouge, Louisiana 70821-2997
Fax: (225) 638-5636                                 Phone: (225) 383-4703
                                                    Fax: (225) 343-0637

            (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

c.       [ ]      A tender offer.

d.       [ ]      None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

================================================================================
                                                             AMOUNT OF
TRANSACTION VALUATION*                                      FILING FEE
$421,319 .....................................              $38.76
================================================================================


* The filing fee was determined based upon the product of (a) the estimated 11,387 shares of common stock proposed to be acquired from shareholders in the merger and (b) the merger consideration of $37.00 per share of common stock (the "Total Consideration"). Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

[X]      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38.76
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Great Guaranty Bancshares, Inc.
Date Filed: July 8, 2002

                                  INTRODUCTION

         This final amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (as amended, the "Schedule 13E-3"), is being filed jointly by Great Guaranty Bancshares, Inc., a Louisiana corporation and registered bank holding company (the "Company"), Guaranty Bank and Trust Company, a Louisiana state bank and, New GGB, Inc., a Louisiana corporation (a newly-formed, wholly-owned subsidiary of the Company) in connection with the merger (the "Merger") of New GGB, Inc. with and into the Company, with the Company being the surviving corporation to the Merger (the "13e-3 Transaction"). The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of June 27, 2002 (the "Merger Agreement"), between the Company and New GGB, Inc.

         The results of the 13e-3 Transaction are as follows:

         1. The annual meeting of shareholders of the Company was held on October 23, 2002. At such annual meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with Louisiana Business Corporation Law.

         2. The 13e-3 Transaction occurred on October 24, 2002, upon the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.

         3. As of the Effective Time, each share of common stock of the Company, par value $7.50 per share (the "Common Stock"), held of record by a shareholder who owned, as of July 15, 2002, fewer than 100 shares of Common Stock was converted into the right to receive $37.00 in cash from the Company and each share of the Common Stock held of record by a shareholder who owned, as of July 15, 2002, 100 or more shares of Common Stock was not effected by the Merger and remains outstanding.

         4. On October 28, 2002, a Form 15 was filed with the Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2002            GREAT GUARANTY BANCSHARES, INC.

                                      By: /s/ H. T. OLINDE, JR.
                                         ---------------------------------------
                                      Name:  H. T. Olinde, Jr.
                                      Title: Chairman of the Board and President


                                   NEW GGB, INC.

                                      By: /s/ H. T. OLINDE, JR.
                                         ---------------------------------------
                                      Name:  H. T. Olinde, Jr.
                                      Title: President

                                   GUARANTY BANK AND TRUST COMPANY

                                      By: /s/ J. WADE O'NEAL, III
                                         ---------------------------------------
                                      Name:  J. Wade O'Neal, III
                                      Title: President




                                      -2-